As filed with the Securities and Exchange Commission on June 17, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ANTIGENICS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share,

(Title of Class of Securities)

037032109

(CUSIP Number of Class of Securities (Underlying Common Stock))

Garo H. Armen, Ph.D.

Chairman and Chief Executive Officer

Antigenics Inc.

3 Forbes Road

Lexington, MA 02421

(781) 674-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,660,208	$92.64

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. The options eligible for exchange cover an aggregate of 1,349,763 shares of the issuer’s Common Stock and have an aggregate value of $1.23, calculated using the Black-Scholes method, as of June 15, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange Outstanding Options To Purchase Common Stock, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer to Exchange”), under the section entitled Summary Term Sheet is incorporated into this Item 1 by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The name of the issuer is Antigenics Inc., a Delaware corporation (“Antigenics”), the address of its principal executive office is 3 Forbes Road, Lexington, MA 02421 and the telephone number of its principal executive office is (781) 674-4400.

(b)	Securities. This Tender Offer Statement on Schedule TO, relates to an issuer tender offer, pursuant to which Antigenics is offering certain option holders the opportunity to exchange outstanding options to purchase shares of Antigenics’ common stock, par value $0.01 per share, that were originally granted under Antigenics’ 1999 Equity Incentive Plan, as amended, (the “1999 Plan”) and that have an exercise price greater than the higher of $4.75 per share or the Fair Market Value of our Common Stock, for replacement options to purchase shares of Antigenics’ common stock to be granted under the 2009 Equity Incentive Plan.

As of June 15, 2009, options to purchase 1,799,684 shares of Antigenics common stock were eligible for exchange in the Offer (as defined in the Offer to Exchange). Antigenics is making the Offer upon the terms and subject to the conditions described in the Offer to Exchange. The information set forth in the Offer to Exchange under the section entitled Summary Term Sheet and under Section 1—Number of Options; Expiration Date is incorporated into this Item 2(b) by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Exchange under Section 7—Price Range of Common Stock is incorporated into this Item 2(c) by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address. The filing person is the subject company, Antigenics Inc. The information set forth under Item 2(a) above is incorporated into this Item 3(a) by reference. The information set forth in the Offer to Exchange under Schedule A—Information About our Directors and Executive Officers and Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options Grants—are incorporated into this Item 3(a) by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)	Material Terms. The information set forth in the Offer to Exchange under the sections entitled Offer to Exchange Outstanding Options and Summary Term Sheet and Section 1—Number of Options; Expiration Date, Section 3—Procedures, Section 4—Change in Election, Section 5—Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options, Section 6—Conditions of the Offer, Section 8—Exchange Ratio, Section 9—Source and Amount of Consideration; Terms of Replacement Options, Section 11—Status of Eligible Option Grants Acquired by us in the Exchange, Section 12—Legal Matters; Regulatory Approvals, Section 13—Material U.S. Federal Income Tax Consequences, Section 14—Extension of the Offer; Termination; Amendment, and Exhibit 99.(a)(1)(J) hereto is incorporated into this Item 4(a) by reference.

(b)	Purchases. The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 4(b) by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 1—Number of Options; Expiration Date, Section 9—Source and Amount of Consideration; Terms of Replacement Options and Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 5(e) by reference. The 1999 Equity Incentive Plan and the Form of Stock Option Agreement pursuant to the 1999 Equity Incentive Plan, and the 2009 Equity Incentive Plan are filed as Exhibit 99.(d)(1) and Exhibit 99.(d)(2), respectively, are incorporated into this Item 5(e) by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offer to Exchange under Section 2—Purpose of the Offer is incorporated into this Item 6(a) by reference.

(b)	Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5—Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options and Section 11—Status of Eligible Option Grants Acquired by us in the Exchange is incorporated into this Item 6(b) by reference.

(c)	Plans. The information set forth in the Offer to Exchange under Section 2—Purpose of the Offer, Section 16—Information About Us and Section 17—Additional Information is incorporated into this Item 6(c) by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. The information set forth in the Offer to Exchange under Section 1—Number of Options; Expiration Date, Section 9—Source and Amount of Consideration; Terms of Replacement Options and Section 15—Fees and Expenses is incorporated into this Item 7(a) by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under Section 6—Conditions of the Offer is incorporated into this Item 7(b) by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 8(a) by reference.

(b)	Securities Transactions. The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 8(b) by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations. The information set forth in the Offer to Exchange in the section entitled Offer to Exchange Outstanding Options—Important and Section 15—Fees and Expenses is incorporated into this Item 9(a) by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a)

Financial Information. The information set forth in Item 8—Financial Statements and Supplementary Data of Antigenics’ Annual Report on Form 10-K for its fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2009 and the information set forth in Item 1—Financial Statements of

Antigenics’ Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2009 filed with the SEC on May 11, 2009, is incorporated into this Item 10(a) by reference. The information set forth in the Offer to Exchange under Section 16—Information About Us and Section 17—Additional Information is incorporated into this Item 10(a) by reference. Antigenics’ Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 11(a)(1) by reference.

(2) The information set forth in the Offer to Exchange under Section 12—Legal Matters; Regulatory Approvals is incorporated into this Item 11(a)(2) by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b)	Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 17, 2009.

(a)(1)(B)	Form of Election Form.

(a)(1)(C)	Form of Notice of Withdrawal Form.

(a)(1)(D)	Form of Confirmation of Receipt of Election Form.

(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal Form.

(a)(1)(F)	Form of E-Mail Reminder of Expiration Date.

(a)(1)(G)	E-Mail/letter to Eligible Participants dated June 17, 2009 from Garo H. Armen, Ph.D.

(a)(1)(H)	E-Mail dated June 17, 2009 from Antigenics’ stock administration department to Eligible Participants.

(a)(1)(I)	PowerPoint presentation explaining the Offer to Eligible Participants.

(a)(1)(J)	Stock Option Exchange Questions and Answers.

(a)(1)(K)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 16, 2009 and incorporated herein by reference.

(a)(1)(L)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 filed with the SEC on May 11, 2009 and incorporated herein by reference.

(a)(2)	not applicable.

(a)(3)	not applicable.

(a)(4)	not applicable.

(a)(5)	not applicable.

(b)	not applicable.

(d)(1)	Antigenics Inc. 1999 Equity Incentive Plan, as amended and Form of Stock Option Agreement thereunder, filed as Exhibit 10.2 to Antigenics’ Annual Report on Form 10-K, filed with the SEC on March 16, 2009 and incorporated herein by reference.

(d)(2)	Antigenics Inc. 2009 Equity Incentive Plan as filed as Exhibit A in Antigenics’ definitive proxy filed with the SEC on April 27, 2009 and incorporated herein by reference.

(g)	not applicable.

(h)	not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2009

Antigenics Inc.

By:	/s/ Garo H. Armen, Ph.D.
Garo H. Armen, Ph.D.
Chairman and Chief Executive Officer

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 17, 2009

(a)(1)(B)	Form of Election Form.

(a)(1)(C)	Form of Notice of Withdrawal Form.

(a)(1)(D)	Form of Confirmation of Receipt of Election Form.

(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal Form.

(a)(1)(F)	Form of E-Mail Reminder of Expiration Date.

(a)(1)(G)	E-Mail/letter to Eligible Participants dated June 17, 2009 from Garo H. Armen, Ph.D.

(a)(1)(H)	E-Mail dated June 17, 2009 from Antigenics’ stock administration department to Eligible Participants.

(a)(1)(I)	PowerPoint presentation explaining the Offer to Eligible Participants.

(a)(1)(J)	Stock Option Exchange Questions and Answers.

(a)(1)(K)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 16, 2009 and incorporated herein by reference.

(a)(1)(L)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 filed with the SEC on May 11, 2009 and incorporated herein by reference.

(a)(2)	not applicable.

(a)(3)	not applicable.

(a)(4)	not applicable.

(a)(5)	not applicable.

(b)	not applicable.

(d)(1)	Antigenics Inc. 1999 Equity Incentive Plan, as amended and Form of Stock Option Agreement thereunder, filed as Exhibit 10.2 to Antigenics’ Annual Report on Form 10-K, filed with the SEC on March 16, 2009 and incorporated herein by reference.

(d)(2)	Antigenics Inc. 2009 Equity Incentive Plan as filed as Exhibit A in Antigenics’ definitive proxy filed with the SEC on April 27, 2009 and incorporated herein by reference.

(g)	not applicable.

(h)	not applicable.